UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2017 RESULTS1;2

Santiago, Chile, November 8, 2017 – CCU announced today its consolidated financial results for the third quarter ended September 30, 2017:

•          Consolidated Volumes increased 6.7%, driven by the International Business Operating segment with 20.8% growth, followed by the Wine Operating segment with 6.7% growth, and by the Chile Operating segment with 2.0% growth.

•          Net sales increased 10.6% as a result of the 6.7% volume increase, and 3.6% increase in average prices in CLP terms.

•          EBITDA increased 26.8%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 387.9% and 15.8% respectively, partially offset by the 20.9% decrease in EBITDA of the Wine Operating segment.

•          Net income increased 57.2% this quarter.

•          Earnings per share increased 57.2% due to a higher Net income.

Key figures	Q3´17	Q3´16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,837	5,469	6.7
Net sales	394,512	356,817	10.6
Gross profit	200,800	176,349	13.9
EBIT	43,037	30,413	41.5
EBITDA	64,933	51,208	26.8
Net income	19,111	12,158	57.2
Earnings per share (CLP)	51.7	32.9	57.2

Key figures	YTD '17	YTD '16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	18,290	17,240	6.1
Net sales	1,188,240	1,078,915	10.1
Gross profit	622,571	558,900	11.4
EBIT	144,701	119,244	21.3
EBITDA	209,531	178,773	17.2
Net income	74,164	63,025	17.7
Earnings per share (CLP)	200.7	170.6	17.7

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

2 All references in this Press Release shall be deemed to refer to Q3’17 figures compared to Q3’16 figures, unless otherwise stated.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased with the third quarter 2017 results, increasing our EBITDA 26.8% from CLP 51,208 million to CLP 64,933 million. Our top-line grew 10.6% driven by 6.7% higher consolidated volumes, with market share gains in all domestic operations, and 3.6% higher average prices. The volume growth was driven by the International Business Operating segment with 20.8% growth, followed by the Wine Operating segment with 6.7% growth, and by the Chile Operating segment with 2.0% growth. The consolidated Gross Margin improved 148 bps from 49.4% to 50.9% due to revenue management efforts and manufacturing costs efficiencies. Further efficiencies in logistics and strong volume growth in the International Business Operating segment enabled us to reduce MSD&A as a percentage of Net sales from 41.0% to 40.1%. As a consequence, our EBITDA margin improved 211 bps, from 14.4% to 16.5%. When excluding the restructuring costs we incurred in Uruguay during the third quarter of 2016, our EBITDA margin improved 183 bps. All-in, our Net Income increased 57.2% from CLP 12,158 million to CLP 19,111 million.

In the Chile Operating segment our top-line grew 6.2% as a result of 2.0% volume growth combined with 4.1% higher average prices. The volume growth was driven by market share gains in all categories in a relatively weak consumption environment. Our Gross Margin improved 177 bps driven by revenue management efforts, the 2.8% appreciation of the CLP against the USD, and manufacturing costs efficiencies. This was partially offset by the increase in the cost of several raw materials. All-in, we experienced an EBITDA growth of 15.8%, and an EBITDA margin improvement of 159 bps, from 17.7% to 19.3%.

In the International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, we reported top-line growth of 23.1%, resulting from 20.8% higher volumes. The volume increase was driven by beer industry growth, favorable weather, and market share gains in Argentina; and also, by volume growth in Uruguay and Paraguay. Higher average prices together with the efficiencies and scale effects on fixed manufacturing costs, were partially offset by the impact on raw materials costs as a consequence of the 15.7% devaluation of the ARS against the USD. As a consequence, our Gross Margin improved 225 bps, from 54.4% to 56.7%. Further efficiency gains, mostly in logistics, together with the strong volume growth, have enabled us to achieve a 559 bps improvement in our MSD&A as a percentage of Net sales. All-in, our EBITDA improved from CLP 2,534 million to CLP 12,362 million with an EBITDA margin improvement of 866 bps from 2.9% to 11.6%. When excluding the restructuring costs we incurred in Uruguay during the third quarter of 2016, our EBITDA margin improved 753 bps.

In the Wine Operating segment we reported a top-line growth of 6.5%, as a result of 6.7% higher volumes, partially offset by 0.3% lower average prices in CLP terms due to the 2.8% appreciation of the CLP against the USD, affecting our export revenues. The volume growth was mostly driven by the domestic business. The lower average prices together with CLP 3,068 million higher cost of wine, following two consecutive weak harvests, have resulted in a 406 bps Gross Margin contraction. All-in, our EBITDA decreased 20.9%, an EBITDA margin contraction of 581 bps.

In Colombia, through our JV with Postobón, we are in the process of building a 3 million hectoliter plant, which will be used for the production of new local brands. We are planning to open this new facility in the first half of 2018. In the meantime, we are importing international premium brands, which are performing very well with significant volume growth, that will also be produced in our new brewery.

As we have been able to continue the positive trend for another consecutive quarter, we reiterate our optimistic view regarding the medium and long-term perspective. We continue to build on our strong brands and execution in order to preserve our growth path and search for additional revenue management opportunities and efficiencies in all countries where we operate, with focus on our core categories, beer and non-alcoholic beverages.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS THIRD QUARTER (Exhibit 1 & 3)

•          Net sales increased 10.6% as a result of 6.7% higher volumes, driven by volume growth in all our Operating segments, and 3.6% higher average prices in CLP terms.

•          Cost of sales increased 7.3%, mostly caused by the 6.7% increase in volume, and a 0.6% increase in the Cost of sales per hectoliter. The Chile Operating segment showed an increase of 0.5% in Cost of sales per hectoliter, mainly due to higher cost of several raw materials including aluminum and fruit pulp, partially compensated by the decrease in the cost of sugar and the 2.8% appreciation of the CLP against the USD. In the International Business Operating segment, the Cost of sales per hectoliter decreased 3.1% due to efficiencies and scale effects on fixed manufacturing costs due to our strong volume growth in Argentina, partially offset by the increases in the prices of several raw materials such as aluminum, and the devaluation of the ARS against the USD. In the Wine Operating segment, the increase of 6.9% in Cost of sales per hectoliter was due to the CLP 3,068 million higher cost of wine, following two consecutive weak harvests.

•          Gross profit increased 13.9%, resulting in an improvement of our Gross margin of 148 bps.

•          MSD&A as a percentage of Net sales decreased 91 bps, from 41.0% to 40.1%. In the Chile Operating segment our MSD&A as a percentage of Net sales remained relatively flat with an improvement of 34 bps. In the International Business Operating segment scale benefits due to our strong volume growth and efficiencies related to the ExCCelencia CCU program have enabled us to achieve a 559 bps decrease in our MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales increased 132 bps. In absolute terms our MSD&A increased 8.1% mostly due to the inflation in Argentina.

•          EBIT increased 41.5%, as a result of the 13.9% increase in Gross profit, combined with the 8.1% increase in MSD&A.

•          EBITDA increased 26.8%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 387.9% and 15.8%, respectively, partially offset by the 20.9% decrease in EBITDA of the Wine Operating segment. Our consolidated EBITDA margin improved 211 bps from 14.4% to 16.5%.

•          Non-operating result worsened by 20.4%, as a result of higher net financing costs, lower joint venture and associated results, and higher loss on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses). This was partially offset by lower results as per adjustment units for our UF denominated debt, following the lower inflation compared to last year, resulting in lower UF variation.

•          Income tax increased 120.4% mostly due to the higher taxable income, and the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%. Next to that, we also experienced a smaller positive impact of price-level restatements of the tax equity due to adjustments for inflation in Chile, as a result of lower inflation level compared to last year.

•          Net income increased 57.2% this quarter, due to the higher taxable income, and lower minority interest due to the lower results in our wine business, partially offset by higher income taxes.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS YTD SEPTEMBER 2017 (Exhibit 2 & 4)

•          Net sales increased 10.1% as a result of 6.1% higher volumes, mostly driven by volume growth of the International Business and Chile Operating segments, together with 3.8% higher average prices in CLP terms.

•          Cost of sales increased 8.8%, caused by the 6.1% increase in volume, and an increase of 2.5% in the Cost of sales per hectoliter in CLP terms. The Chile Operating segment showed an increase of 2.1% in Cost of sales per hectoliter, mainly due to higher cost of several raw materials including aluminum and fruit pulp, partially compensated by the 3.9% appreciation of the CLP against the USD. In the International Business Operating segment, the Cost of sales per hectoliter increased 3.7% due to the 11.7% devaluation of the ARS against the USD and increased cost in several raw materials such as aluminum, partially offset by efficiencies and scale effects on fixed manufacturing costs due to our strong volume growth in Argentina. In the Wine Operating segment, the increase of 8.7% in Cost of sales per hectoliter was due to the CLP 8,109 million higher cost of wine, following two consecutive weak harvests.

•          Gross profit increased 11.4%, resulting in an improvement of our Gross margin of 59 bps.

•          MSD&A as a percentage of Net sales decreased 58 bps, from 41.0% to 40.4%. In the Chile Operating segment our MSD&A as a percentage of Net sales decreased 162 bps from 39.0% to 37.3%, as a result of the initiatives related to the ExCCelencia CCU program, in particular the results of our initiatives related to planning and logistics. In the International Business Operating segment scale benefits due to our strong volume growth and efficiencies related to the ExCCelencia CCU program have enabled us to achieve a 329 bps decrease in our MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales remained relatively flat with an increase of 38 bps. MSD&A in absolute terms increased 8.6% mostly due to the inflation in Argentina.

•          EBIT increased 21.3%, as a result of the 11.4% increase in Gross profit, combined with the 8.6% increase in MSD&A.

•          EBITDA increased 17.2%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 221.4% and 15.2%, respectively, partially offset by the 22.4% decrease in EBITDA of the Wine Operating segment. Our EBITDA margin increased from 16.6% to 17.6%, a margin improvement of 106 bps.

•          Non-operating result worsened by 2.7%, mostly due higher net financing costs and lower joint venture and associated results. This was partially compensated by the smaller loss on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses). In addition we experienced lower negative results as per adjustment units for our UF denominated debt, following the lower inflation compared to last year, resulting in lower UF variation.

•          Income tax increased 130.3% due to the higher taxable income, the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%, and due to a smaller positive impact on taxes resulting from our foreign currency denominated assets compared to last year. Next to that, we also experienced a smaller positive impact of price-level restatements of the tax equity due to adjustments for inflation in Chile, as the inflation level is lower compared to last year.

•          Net income increased 17.7%, due to the higher taxable income, and lower minority interest as a result of the lower results in our wine business, partially offset by higher income taxes.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment our top-line grew 6.2% as a result of 2.0% volume growth combined with 4.1% higher average prices. The volume growth was driven by higher volumes and market share gains in all categories. Our Gross Margin improved 177 bps as strong revenue management efforts along with the 2.8% appreciation of the CLP against the USD together fully compensated the impact on raw material costs of the increase in aluminum prices. The initiatives of the ExCCelencia CCU program enabled us to achieve additional efficiencies, mostly in production and logistics. All-in we experienced an EBITDA growth of 15.8%, and an EBITDA margin improvement of 159 bps, from 17.7% to 19.3%.

This quarter we have been awarded by PepsiCo for Best Innovation in Latin America during 2017, with the launch of Pepsi Zero. Chile was the first market in Latin America to launch this product, with a solid commercial plan, which was developed especially for the local market.

Also during this quarter, we have been awarded by Walmart for Best Supplier 2017 in the category Food and Consumptions, based on our outstanding commercial management, and excellent sales results.

Our beer brand Escudo launched “Escudo Silver”, a beer with great taste and only 5.0° alcohol, joining the regular Escudo Lager of 5.5° alcohol.

As part of our strategy of environmental sustainability we have initiated the process of technological reconversion of our distribution fleet, presenting our ecological fleet of electric trucks with zero emissions and zero noise, which will operate in the center of Santiago.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, we reported top-line growth of 23.1%, resulting from 20.8% higher volumes. Volume growth was driven by growth of the beer industry and market share gains in Argentina, and also by volume growth in Uruguay and Paraguay. Higher average prices together with the efficiencies and scale effects on fixed manufacturing costs, were partially offset by the impact on raw materials costs of the 15.7% devaluation of the ARS against the USD. All-in this generated a 225 bps improvement in Gross Margin, from 54.4% to 56.7%. Further efficiency gains, mostly in logistics, together with the strong top-line growth, have enabled us to achieve a 559 bps improvement in our MSD&A as a percentage of Net sales. All-in, our EBITDA improved from CLP 2,534 million to CLP 12,362 million with an EBITDA margin improvement of 866 bps from 2.9% to 11.6%. When excluding the restructuring costs we incurred in Uruguay during the third quarter of 2016, our EBITDA margin improved 753 bps.

During the third quarter we launched another edition of “Innpacta” in Argentina, an initiative that brings together project-ideas of innovative entrepreneurs from the cities Buenos Aires, Salta and Santa Fe, searching for solutions to the challenges of the beverages industry, with positive social and environmental impact, linked to the production, consumption and communication regarding our brands.

3. WINE OPERATING SEGMENT

In the Wine Operating segment we reported a top-line growth of 6.5%, as a result of 6.7% higher volumes, partially offset by 0.3% lower average prices in CLP terms due to the 2.8% appreciation of the CLP against the USD, affecting our export revenues. The volume growth was mostly driven by the domestic business. The lower average prices together with the 6.9% higher cost of sales per hectoliter, following two consecutive weak harvests, leading to a CLP 3,068 million higher cost of wine, have resulted in a 406 bps Gross Margin contraction. All-in, our EBITDA decreased 20.9%, an EBITDA margin contraction of 581 bps.

During the quarter VSPT Wine Group entered the Dow Jones Sustainability Index Chile 2017 for the first time. Being included in the most prestigious international sustainability index is a great honor for VSPT Wine Group. In the past ten years, we have developed innovative initiatives and projects to continue growing in a sustainable way, adding value to our business and brands.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

ARS

Argentine Peso.

CLP

Chilean Peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of Sales includes direct costs and manufacturing costs.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross margin

Gross profit as a percentage of Net sales.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus cash & cash equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2017)
Third Quarter	2017	2016	Total
	(CLP million)		Change %
Net sales	394,512	356,817	10.6
Cost of sales	(193,712)	(180,469)	7.3
% of net sales	49.1	50.6
Gross profit	200,800	176,349	13.9
MSD&A	(158,152)	(146,297)	8.1
% of net sales	40.1	41.0
Other operating income/(expenses)	390	361	7.8
EBIT	43,037	30,413	41.5
EBIT margin	10.9	8.5
Net financial expenses	(4,511)	(4,066)	10.9
Equity and income of JVs and associated	(3,086)	(2,331)	32.4
Foreign currency exchange differences	(880)	(550)	60.0
Results as per adjustment units	118	(499)	(123.7)
Other gains/(losses)	(3,007)	(1,990)	51.1
Total Non-operating result	(11,366)	(9,437)	20.4
Income/(loss) before taxes	31,671	20,976	51.0
Income taxes	(8,218)	(3,729)	120.4
Net income for the period	23,454	17,248	36.0

Net income attributable to:
The equity holders of the parent	19,111	12,158	57.2
Non-controlling interest	(4,343)	(5,089)	(14.7)

EBITDA	64,933	51,208	26.8
EBITDA margin	16.5	14.4

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	51.7	32.9	57.2
Earnings per ADR (CLP)	103.4	65.8	57.2

Depreciation	21,896	20,795	5.3
Capital Expenditures	29,578	42,099	(29.7)

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 2: Segment Information (Nine months ended on September 30, 2017)
YTD as of September	2017	2016	Total
	(CLP million)		Change %
Net sales	1,188,240	1,078,915	10.1
Cost of sales	(565,669)	(520,015)	8.8
% of net sales	47.6	48.2
Gross profit	622,571	558,900	11.4
MSD&A	(480,219)	(442,251)	8.6
% of net sales	40.4	41.0
Other operating income/(expenses)	2,349	2,595	(9.5)
EBIT	144,701	119,244	21.3
EBIT margin %	12.2	11.1
Net financial expenses	(13,056)	(10,463)	24.8
Equity and income of JVs and associated	(8,434)	(5,340)	58.0
Foreign currency exchange differences	(2,013)	(1,246)	61.5
Results as per adjustment units	(100)	(1,976)	(94.9)
Other gains/(losses)	(6,641)	(10,431)	(36.3)
Total Non-operating result	(30,244)	(29,456)	2.7
Income/(loss) before taxes	114,458	89,788	27.5
Income taxes	(26,686)	(11,586)	130.3
Net income for the year	87,772	78,203	12.2

Net income attributable to:
The equity holders of the parent	74,164	63,025	17.7
Non-controlling interest	(13,607)	(15,177)	(10.3)

EBITDA	209,531	178,773	17.2
EBITDA margin %	17.6	16.6

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	200.7	170.6	17.7
Earnings per ADR (CLP)	401.4	341.1	17.7

Depreciation	64,830	59,528	8.9
Capital Expenditures	94,265	98,248	(4.1)

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2017)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	3,877	3,802	2.0	1,553	1,286	20.8	408	382	6.7
Net sales	235,145	221,379	6.2	106,685	86,700	23.1	56,771	53,329	6.5
Net sales (CLP/HL)	60,648	58,234	4.1	68,712	67,431	1.9	139,275	139,640	(0.3)
Cost of sales	(113,752)	(111,008)	2.5	(46,232)	(39,527)	17.0	(34,301)	(30,056)	14.1
% of net sales	48.4	50.1		43.3	45.6		60.4	56.4
Gross profit	121,393	110,371	10.0	60,452	47,173	28.2	22,470	23,273	(3.5)
% of net sales	51.6	49.9		56.7	54.4		39.6	43.6
MSD&A	(91,929)	(87,302)	5.3	(51,846)	(46,977)	10.4	(14,912)	(13,306)	12.1
% of net sales	39.1	39.4		48.6	54.2		26.3	25.0
Other operating income/(expenses)	111	798		121	(788)		99	303
EBIT	29,575	23,867	23.9	8,727	(592)	>500%	7,656	10,269	(25.4)
EBIT Margin	12.6	10.8		8.2	(0.7)		13.5	19.3
EBITDA	45,309	39,137	15.8	12,362	2,534	387.9	9,553	12,074	(20.9)
EBITDA Margin	19.3	17.7		11.6	2.9		16.8	22.6

	4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				5,837	5,469	6.7
Net sales	(4,089)	(4,590)	(10.9)	394,512	356,817	10.6
Net sales (CLP/HL)				67,583	65,241	3.6
Cost of sales	574	122	371.0	(193,712)	(180,469)	7.3
% of net sales				49.1	50.6
Gross profit	(3,515)	(4,469)	(21.3)	200,800	176,349	13.9
% of net sales				50.9	49.4
MSD&A	535	1,289	(58.5)	(158,152)	(146,297)	8.1
% of net sales				40.1	41.0
Other operating income/(expenses)	59	49		390	361
EBIT	(2,921)	(3,131)	(6.7)	43,037	30,413	41.5
EBIT Margin				10.9	8.5
EBITDA	(2,291)	(2,536)	(9.7)	64,933	51,208	26.8
EBITDA Margin				16.5	14.4

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2017)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	12,665	12,333	2.7	4,535	3,850	17.8	1,089	1,058	3.0
Net sales	737,431	697,997	5.6	304,724	238,044	28.0	154,872	150,997	2.6
Net sales (CLP/HL)	58,224	56,597	2.9	67,195	61,833	8.7	142,175	142,741	(0.4)
Cost of sales	(345,854)	(329,953)	4.8	(127,543)	(104,410)	22.2	(94,170)	(84,141)	11.9
% of net sales	46.9	47.3		41.9	43.9		60.8	55.7
Gross profit	391,577	368,044	6.4	177,181	133,634	32.6	60,702	66,856	(9.2)
% of net sales	53.1	52.7		58.1	56.1		39.2	44.3
MSD&A	(275,410)	(271,959)	1.3	(160,084)	(132,890)	20.5	(40,147)	(38,566)	4.1
% of net sales	37.3	39.0		52.5	55.8		25.9	25.5
Other operating income/(expenses)	741	1,781		930	(719)		310	574
EBIT	116,908	97,866	19.5	18,027	25	>500	20,864	28,864	(27.7)
EBIT margin	15.9	14.0		5.9	0.0		13.5	19.1
EBITDA	162,970	141,435	15.2	29,273	9,109	221.4	26,552	34,215	(22.4)
EBITDA margin	22.1	20.3		9.6	3.8		17.1	22.7

	4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				18,290	17,240	6.1
Net sales	(8,787)	(8,122)	8.2	1,188,240	1,078,915	10.1
Net sales (CLP/HL)				64,968	62,580	3.8
Cost of sales	1,898	(1,512)	(225.6)	(565,669)	(520,015)	8.8
% of net sales				47.6	48.2
Gross profit	(6,889)	(9,634)	(28.5)	622,571	558,900	11.4
% of net sales				52.4	51.8
MSD&A	(4,577)	1,164	(493.4)	(480,219)	(442,251)	8.6
% of net sales				40.4	41.0
Other operating income/(expenses)	368	959		2,349	2,595
EBIT	(11,098)	(7,511)	47.8	144,701	119,244	21.3
EBIT margin				12.2	11.1
EBITDA	(9,264)	(5,987)	54.7	209,531	178,773	17.2
EBITDA margin				17.6	16.6

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31	Total Change%
	2017	2016
	(CLP million)
ASSETS
Cash and cash equivalents	114,069	134,033	(14.9)
Other current assets	523,535	547,653	(4.4)
Total current assets	637,605	681,687	(6.5)

PP&E (net)	924,423	904,105	2.2
Other non current assets	318,589	286,236	11.3
Total non current assets	1,243,012	1,190,341	4.4
Total assets	1,880,617	1,872,027	0.5

LIABILITIES
Short term financial debt	61,233	66,680	(8.2)
Other liabilities	315,028	375,693	(16.1)
Total current liabilities	376,260	442,373	(14.9)

Long term financial debt	163,536.8	117,944	38.7
Other liabilities	120,272.4	111,054	8.3
Total non current liabilities	283,809	228,998	23.9
Total Liabilities	660,069	671,372	(1.7)

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(160,010)	(142,973)	11.9
Retained earnings	688,738	657,578	4.7
Total equity attributable to equity holders of the parent	1,091,420	1,077,298	1.3
Non - controlling interest	129,127	123,358	4.7
Total equity	1,220,548	1,200,656	1.7
Total equity and liabilities	1,880,617	1,872,027	0.5

OTHER FINANCIAL INFORMATION

Total Financial Debt	224,770	184,624	21.7

Net Financial Debt	110,700	50,591	118.8

Liquidity ratio	1.69	1.54
Total Financial Debt / Capitalization	0.16	0.13
Net Financial Debt / EBITDA	0.35	0.18

Office address: Vitacura 2670, 23rd floor, Santiago, Chile
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 8, 2017